1 CLIENT CONSENT AGREEMENT Livent Lithium LLC 2801 Yorkmont Rd., Suite 300 Charlotte, NC 28208 USA Attention: Ashish Patki Tuesday, 11 February 2022 Dear Ashish, You have requested that permission be given by Wood Mackenzie Limited ("Wood Mackenzie") for the inclusion by you of certain proprietary data and information of Wood Mackenzie contained in Roskill’s 2021 Lithium Outlook to 2031 18th edition (the "Report"), published in August 2021, and all information derived from the Report that is contained in the annual report on Form 10-K of Livent Corporation (the "Document") for the year ended December 31, 2021, which Document is to be made publicly available. Wood Mackenzie is prepared to agree to the publication of the Information in the Document and to the distribution of the Document to persons outside your organisation on condition that you agree to the following terms and conditions: 1. Wood Mackenzie does not warrant or represent that the Information is appropriate or sufficient for your purposes and has not taken into account the purposes for which you are preparing the Document or using the Information and you acknowledge and agree that if you use or rely upon the Information for any purpose then you shall do so entirely at your own risk. 2. Any information disclosed pursuant to this agreement shall include the following disclaimer: "The data and information provided by Wood Mackenzie should not be interpreted as advice and you should not rely on it for any purpose. You may not copy or use this data and information except as expressly permitted by Wood Mackenzie in writing. To the fullest extent permitted by law, Wood Mackenzie accepts no responsibility for your use of this data and information". 3. Wood Mackenzie does not undertake any duty of care to any third party in respect of the Information and disclaims all liability to the fullest extent permitted by law for any consequence whatsoever should any third- party use or rely on the Information. 4. You shall pay, protect, indemnify and hold harmless Wood Mackenzie and its parent, subsidiary and affiliated undertakings and their respective officers, employees and representatives from and against any and all claims, demands, damages, losses, costs, expenses or liabilities of whatever nature (including legal fees and expenses), brought or threatened against or incurred by Wood Mackenzie or any of its parent, subsidiary or affiliated undertakings or any of their respective officers, employees or representatives on account of or arising in connection with or otherwise relating to the use of or reliance on any of the Information by any third party. 5. The final proof of the Document shall not be published or distributed without the prior approval by Wood Mackenzie of any reference to the Information in the final proof of the Document. 6. This letter agreement sets out the entire agreement as between Wood Mackenzie and you in relation to the conditions upon which publication of the Information in the Document is approved by Wood Mackenzie and, shall not modify or affect, or be deemed to modify or affect, the terms of the Agreement entered into between you and Wood Mackenzie dated 21st July 2021. 7. This letter agreement shall be governed by and construed in accordance with the laws of England and the Courts of England shall have exclusive jurisdiction in respect of any dispute arising out of or in connection with this letter agreement. We should be grateful if you would acknowledge your acceptance and agreement of the terms and conditions of this Exhibit 23.3

2 letter agreement by signing and dating a copy of this letter where indicated below and returning it to us. Yours sincerely, Michel Rosier Title SVP Sales, EMEARC Date 11th February 2022 For and on behalf of Wood Mackenzie Limited We hereby acknowledge receipt of this letter and agree to and accept its terms. ___________________________ Authorised signatory, for and on behalf of Livent Lithium, LLC ___________________________ Title ___________________________ Date February 14, 2022 Secretary